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                                                                    EXHIBIT 99.1

WEDNESDAY NOVEMBER 29, 7:00 AM EASTERN TIME

PRESS RELEASE

SOURCE: LJ International, Inc.

LORENZO YIH, CEO OF LJ INTERNATIONAL, INDUCTED INTO GEMOLOGICAL INSTITUTE OF AMERICA'S LEAGUE OF HONOR

HONG KONG and SCOTTSDALE, Ariz., Nov. 29/PRNewswire/ - LJ International Inc. (Nasdaq: JADE - news), the largest publicly owned manufacturer of semi-precious jewelry, today announced that Lorenzo Yih, Chairman and CEO of LJ International, was inducted into the Gemological Institute of America's (GIA) League of Honor and received the GIA's prestigious medallion last month at a dinner honoring industry leaders for their vision. Mr. Yih was among only 13 people selected for this award for 2000.

o (Photo: http://www.newscom.com/cgi-bin/prnh/20001129/CGW007)

GIA was founded in 1931 by Robert M. Shipley in Los Angeles, and is a non-profit organization renowned for its impartial service as the world's foremost authority in gemology. The institute offers classes, courses and seminars to help jewelers and their customers deal in a mutually assured spirit of professionalism and trust, and is noted for creating and establishing the international diamond grading system.

Mr. Yih was nominated for his support of the GIA and the GIA's "Vision 2000, New World Headquarters" project. At a dinner and ceremony involving 500 members of the Jewelry industry, Mr. Yih was inducted as a Campus Laureate and presented with the League of Honor medallion. Laureates will have their names permanently inscribed on the GIA Wall of Honor at the Institute's world headquarters in Carlsbad, California.

"I am honored to receive this prestigious award from the Gemological Institute," said Mr. Yih. "It has been a pleasure and a very worthwhile endeavor to support the World Headquarters campaign and the Institute in general. I wholeheartedly believe in the Institute's educational and other efforts to advance the precious and semi-precious jewelry industries."

About LJ International Inc.

With manufacturing operations in the People's Republic of China for more than 10 years, LJ International Inc. has grown to become the world's largest publicly-owned manufacturer and marketer of semi-precious jewelry. The Company's operations are totally vertically integrated from mine-to-market. LJ International operates four manufacturing facilities in China that employ approximately 2,500 skilled craftsmen. The Company produces more than 2 million pieces of fine finished jewelry, and annually cuts more than 4 million carats of high quality gemstones, which are sold primarily to the largest jewelry retailers in the United States, including Wal-Mart, Zales and QVC. LJ International invites the public to visit the Company's website at http://www.ljinc.com/ for additional information.

Except for the historical information herein the matters discussed in this press release contain forward-looking statements, including but not limited to future sales, geographic expansion, customer diversification, the launch of Lorenzo-branded jewelry, and the implementation of the Company's expansion strategy. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products, and other risk factors detailed in the Company's most recent annual report, and other filings with the Securities and Exchange Commission.